Exhibit 4

FOR IMMEDIATE RELEASE	9 January 2013

WPP PLC (“WPP”)

WPP acquires remaining shares of three Colombian agencies

Grey, G2 and MediaCom increase stakes to wholly owned status

WPP announces that its wholly owned companies Grey, G2 Worldwide and MediaCom have acquired the outstanding shares in three leading agencies in Bogota, Colombia.

Grey, the global advertising agency network, has acquired the remaining shares in REP/Grey, one of Colombia’s best-regarded advertising agencies. G2 Worldwide, the digital and relationship marketing company, has acquired the remaining shares in REP/G2. MediaCom, the media investment management company that is part of GroupM, has acquired the remaining shares in Massive, a media agency in Colombia.

These three investments further strengthen WPP’s leadership position and commitment to the Colombian communications services industry. Other WPP companies active in Colombia (including affiliates) are JWT, Ogilvy, Young & Rubicam, Wunderman, OgilvyOne, Burson-Marsteller, Live, Energy, TNS, Kantar Worldpanel, Millward Brown and IBOPE. Collectively (including associates), the Group will have revenues of approximately US $110 million and will employ nearly 1,700 people in Colombia.

These transactions continue WPP’s strategy of investing in fast growing geographic markets, which currently represent one-third of US$16 billion revenues in 2011, with an objective to reach 35-40% over the next five years and reflects its commitment to developing its strategic networks throughout Latin America. WPP regards this decade as very much the decade of Latin America, particularly with the FIFA World Cup taking place in Brazil in 2014 and the Olympics in Rio in 2016.

In the past month, WPP also announced that it had invested approximately US$ 70 million to take a 20% stake in Buenos Aires-based Globant S.A. and that its wholly owned subsidiary Wunderman acquired Mexico City-based Crossmedia S.A. The Group collectively, (including associates), will have revenues of over US$1.6 billion and will employ over 18,000 people in the LATAM region alone in 2013.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239

About WPP

WPP is the world’s largest communications services group with billings of US$71.7 billion and revenues of US$16.1 billion in 2011. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; consumer insight; public relations and public affairs; branding and identity; healthcare communications; direct, digital, promotion and relationship marketing and specialist communications. The company employs over 162,000 people (including associates) in 3,000 offices in 110 countries. For more information, visit www.wpp.com.

WPP was named Holding Company of the Year at the 2012 Cannes Lions International Festival of Creativity for the second year running, since the award was initiated.